November 23, 2005


Via Facsimile at (212) 698-3599 and U.S. Mail

Martin Nussbaum, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112

	RE:	Goody`s Family Clothing, Inc.
Schedule TO-T filed November 10, 2005
      File No. 5-42079


Dear Mr. Nussbaum:

We have the following comments on the Schedule 14D-9:
Other Arrangements Between the Company and its Executive Officers, Directors and Affiliates, page 3
1. Disclose the dollar value, assuming a cash-out price of $9.60 per share, of the outstanding options held by directors and executive officers both individually and as a group.
2. Revise to quantify, both individually and in the aggregate, any severance or other change-in-control payments payable to the executive officers in connection with this transaction.

The Solicitation or Recommendation, page 5
Reasons for the Recommendation, page 17
3. This section indicates that the board, in determining whether or not to approve the offer, has considered certain factors. Item 4 of
Schedule 14D-9 and Item 1012(b) of Regulation M-A requires that reasons be cited to explain the board`s position. Please revise this section to clarify which of the enumerated factors are in fact reasons that support the board`s decision to not recommend the offer to security holders, or advise.
4. In addition, please expand the "factors" to explain how they support the decision to approve the transaction. Vague statements of topics are not sufficient. Instead, briefly explain what the board analyzed in relation to the market conditions, industry trends, etc., and how this information contributed its decision to recommend the offer.
Annex B

5. Please revise your disclaimer of responsibility for information contained in your document that has been furnished by Parent Designees. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.
Closing Comments
      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from acknowledging that:

* The filer is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The filer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions
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November 23, 2005




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE